Exhibit 3

FIRSTSERVICE CORPORATION

Management’s discussion and analysis for the year ended December 31, 2021

(in US dollars)

March 3, 2022

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of FirstService Corporation (“we,” “us,” “our,” the “Company” or “FirstService”) for the year ended December 31, 2021. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2021 and up to and including March 3, 2022.

Additional information about the Company, including the Company’s current Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “Adjusted EBITDA” and “Adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures.”

FirstService’s business

FirstService is a leading provider of branded essential property services comprised of two reportable operating segments: (i) FirstService Residential, the largest provider of residential property management services in North America; and (ii) FirstService Brands, a leading provider of essential property services to residential and commercial customers through both franchise systems and company-owned operations. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. FirstService Residential and FirstService Brands are described in further detail in our Annual Information Form.

Consolidated review

Our consolidated revenues for the year ended December 31, 2021 were $3.25 billion, an increase of 17% over the prior year. The top-line performance included approximately 10% organic growth, and the balance from recent acquisitions, with resulting growth in Adjusted EBITDA, Operating Earnings, and earnings per share (see definitions and reconciliations below).

We acquired controlling interests in eighteen businesses in 2021, including four in our FirstService Residential segment and fourteen in our FirstService Brands segment. The total initial cash consideration for these acquisitions was $163.2 million. Our tuck-under acquisitions increase the geographic footprint and broaden our service offering at FirstService Residential. They also support the growth of our company-owned operations at FirstService Brands, including the acquisition of restoration companies at First Onsite to expand our geographic footprint and expand our national client account coverage, as well as the expansion of our operations and broadening of our service capabilities at Century Fire.

Results of operations – year ended December 31, 2021

Our revenues were $3.25 billion for 2021, up 17% relative to 2020. The increase included organic revenue growth of 10%, with the balance coming from recent acquisitions.

Operating earnings for the year were $201.6 million versus $169.4 million in the prior year period, with the increase attributable to growth in profitability in both divisions. Adjusted EBITDA rose 15% to $327.4 million in 2021 versus $283.7 million in the prior year. Performance in our FirstService Residential division was driven by growth in labour-related services revenue and amplified by the reopening of client amenity management facilities that were initially closed due to the COVID pandemic. Our FirstService Brands division was driven by strong, broad-based organic growth, including double-digit growth in our restoration and home improvement businesses, together with contribution from recent tuck-under acquisitions.

Depreciation expense was $55.1 million in 2021 relative to $51.9 million in the prior year, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment.

Net interest expense decreased to $16.0 million in 2021 from $24.3 million in the prior year, with the difference primarily attributable to a decrease in our average outstanding debt. Our weighted average interest rate also decreased to 2.8% in 2021 from 3.4% in the prior year.

Other income was $23.4 million versus $0.4 million in the prior year. Other income in the current year included a $12.5 million pre-tax gain from the divestiture of our immaterial, non-core pest control operation in the FirstService Residential segment. Also included in other income was a pre-tax gain of $7.3 million from the sale of a building located in South Florida, also in the FirstService Residential segment.

Our consolidated income tax rate for the period was 25%, flat versus the prior year, and relative to the statutory rate of 27% in both periods.

Net earnings for the period were $156.1 million versus $109.6 million a year ago. The increase was attributable to earnings growth in both of our segments, as well as lower interest expense and the significant increase in other income.

The non-controlling interest (“NCI”) redemption increment was $13.5 million for the year, relative to $16.0 million in the prior year, and was attributable to changes in the trailing two-year average earnings of our non-wholly owned subsidiaries.

At FirstService Residential, revenues were $1.59 billion in 2021, up 12% versus the prior year, with the increase comprised of 8% organic growth and the balance from acquisitions. Organic growth was primarily driven by labour-related services compared to the prior year. Adjusted EBITDA for this segment was $156.7 million or 9.9% of revenues, relative to $138.2 million or 9.8% of revenues in the prior year. Operating earnings for 2021 were $127.3 million or 8.0% of revenues, relative to $112.6 million or 8.0% of revenues a year ago. Operating margins remained relatively flat versus the prior year.

Our FirstService Brands operations reported revenues of $1.66 billion in 2021, an increase of 23% versus the prior year, comprised of 13% organic growth and the balance from tuck-under acquisitions. Organic revenue growth was broad-based across the division and included double-digit organic growth in our restoration and home improvement operations. Adjusted EBITDA for this segment was $187.9 million in 2021 or 11.3% of revenues, relative to $155.1 million or 11.4% of revenues in the prior year. Operating earnings were $106.6 million or 6.4% of revenues, versus $78.8 million or 5.8% of revenues a year ago, with the prior year having increased amortization expense in connection with recently completed acquisitions.

Corporate costs, as presented in Adjusted EBITDA, were $17.2 million in 2021 relative to $9.8 million in the prior year. On a GAAP basis, corporate costs were $32.2 million versus $21.9 million in the prior year. The year-over-year increase is primarily due to increased compensation expense relative to the prior year when significant COVID-related cost reductions were incurred, as well as the impact of foreign exchange.

Results of operations – year ended December 31, 2020

Our revenues were $2.77 billion for 2020, up 15% relative to 2019. The increase included organic revenue growth of 4%, with the balance coming from acquisitions in the year.

Operating earnings for 2020 were $169.4 million versus an operating loss of $174.4 million in 2019, with the increase attributable to growth in profitability in both divisions, as well as the prior year settlement of the long-term incentive arrangement (“LTIA”) with our Founder and Chairman in the amount of $314.4 million. Adjusted EBITDA rose 21% to $283.7 million in 2020 versus $235.2 million in the prior year. Our FirstService Residential division generated earnings growth in 2020 as a result of higher-margin ancillary income and COVID-related cost containment relative to the prior year. Our FirstService Brands division was driven by solid organic growth and significant acquisition growth in 2020.

Depreciation expense was $51.9 million in 2020 relative to $40.9 million in 2019, with the increase primarily related to acquired company-owned operations in the year in our FirstService Brands segment.

Amortization expense was $46.5 million in 2020 relative to $38.7 million in 2019, with the increase attributable to acquisitions in the year in the FirstService Brands segment.

Net interest expense decreased to $24.3 million in 2020 from $32.1 million in the prior year, with the difference primarily attributable to a decrease in our average outstanding debt. Our weighted average interest rate also decreased to 3.4% in 2020 from 4.4% in the prior year.

Other income in 2020 was $0.4 million versus $6.0 million in the prior year. Other income in 2019 was primarily due to the gain on sale from two small, non-core divestitures: (i) our Arizona and Florida-based landscaping operations within FirstService Residential; and (ii) our national accounts commercial painting operations within FirstService Brands, both occurring in the second quarter of 2019.

Our consolidated income tax rate for 2020 was 25%, compared to negative 14% of earnings before income tax in the prior year, and relative to the statutory rate of 27% in both periods. The prior period’s tax rate was affected by the settlement of the LTIA, which is not deductible for tax purposes.

Net earnings in 2020 were $109.6 million versus a net loss of $227.6 million in 2019. The increase was attributable to earnings growth in both of our segments, as well as to the settlement of the LTIA in the prior year.

The NCI share of earnings was $6.4 million in 2020, relative to $7.9 million in the prior year, with the decrease primarily attributable to significant purchases of NCI in the year, as well as a mix of two-year average earnings of our non-wholly owned subsidiaries.

At FirstService Residential, revenues were $1.42 billion in 2020, slightly higher than in 2019. Our top-line was adversely impacted by COVID-related client facility closures, which affected our delivery of amenity management services for most of 2020. Adjusted EBITDA for this segment in 2020 was $138.4 million or 9.8% of revenues, relative to $130.6 million or 9.2% of revenues in the prior year. Operating earnings for 2020 were $112.6 million or 8.0% of revenues, relative to $104.7 million or 7.4% of revenues in the prior year. Margin improvement was largely due to an increase in higher margin ancillary revenue, principally tied to strong home resale activity levels.

Our FirstService Brands operations reported revenues of $1.36 billion in 2020, an increase of 36% versus the prior year, comprised of 8% organic growth and the balance from acquisitions in the year, including a full-year contribution from the significant First Onsite transaction, which closed in mid-2019. Organic revenue growth was strong in 2020 at First Onsite, which capitalized on increased storm-related activity relative to the prior year. Top-line growth in 2020 within the division was tempered by a decline in our home improvement services lines, which were negatively impacted by COVID-related, government-mandated “stay at home” measures for a significant portion of the year. Adjusted EBITDA for this segment was $155.1 million in 2020 or 11.4% of revenues, relative to $118.3 million or 11.9% of revenues in the prior year. Operating earnings for 2020 were $78.8 million or 5.8% of revenues, versus $60.6 million or 6.1% of revenues in the prior year. Margins in the division modestly declined due to a full-year contribution of lower margin First Onsite operations in 2020.

Corporate costs, as presented in Adjusted EBITDA, were $9.8 million in 2020 relative to $13.7 million in the prior year. The year-over-year decrease primarily reflected the impact of foreign exchange. On a GAAP basis, corporate costs were $21.9 million in 2020 versus $339.7 million in the prior year, with the decrease primarily attributable to the settlement of the LTIA in the second quarter of 2019.

Selected annual information - last five years
(in thousands of US$, except share and per share amounts)
(derived from audited financial statements prepared in accordance with US GAAP)

	Year ended December 31
	2021	2020	2019	2018	2017

Operations
Revenues	$3,249,072	$2,772,415	$2,407,410	$1,931,473	$1,729,031
Operating earnings (loss)	201,642	169,412	(174,419)	127,568	104,962
Net earnings (loss)	156,130	109,590	(227,631)	90,280	75,047

Financial position
Total assets	$2,509,023	$2,196,540	$1,955,469	$1,007,474	$848,266
Long-term debt	652,804	589,604	766,623	334,523	269,625
Redeemable non-controlling interests	219,135	193,034	174,662	151,585	117,708
Shareholders' equity	799,722	660,398	425,887	236,226	192,286

Common share data
Net earnings (loss) per common share:
Basic	$3.08	2.04	(6.58)	1.83	1.43
Diluted	3.05	2.02	(6.58)	1.80	1.41

Weighted average common shares outstanding (thousands)
Basic	43,841	42,756	38,225	35,952	35,909
Diluted	44,401	43,184	38,662	36,571	36,559
Cash dividends per common share	$0.73	0.66	0.60	0.54	0.49

Other data
Adjusted EBITDA	$327,376	$283,722	$235,182	$190,611	$159,312
Adjusted EPS	4.57	3.46	3.00	2.61	1.99

Results of operations – fourth quarter ended December 31, 2021

Consolidated operating results for the fourth quarter ended December 31, 2021 were up relative to the results experienced in the comparable prior year quarter, driven by strong top-line growth at both our FirstService Residential and FirstService Brands segments.

FirstService Residential revenues increased 12%, comprised of 5% organic growth and the balance from recent acquisitions. Organic growth was driven by an increase in our sited labour revenue across all markets. Adjusted EBITDA for the quarter was $35.7 million, compared to $35.5 million reported in the prior year quarter. GAAP Operating Earnings were $25.7 million during the quarter, versus $28.0 million for the fourth quarter of last year. Operating margins declined in the quarter due to increased wage inflation across our operations and a decrease in higher margin ancillary revenue compared to the significant performance in the prior year fourth quarter.

Our FirstService Brands operations experienced revenue growth of 9% in the fourth quarter ended December 31, 2021 compared to the prior year quarter, including contribution from recent acquisitions. Organic growth of 2% for the quarter included significant strength across our home improvement service lines, largely offset by our restoration operations, which delivered fourth quarter revenues in line with the prior year and a modest decline on an organic basis due to stronger weather-related and large loss claims activity in the prior year quarter. Adjusted EBITDA for the quarter was $53.3 million, up 10% versus the prior year quarter. GAAP Operating Earnings were $28.3 million during the quarter, versus $28.1 million in the prior year quarter. The division EBITDA margin was in line with the prior year quarter, while the operating earnings margin declined year-over-year due to increased intangible asset amortization in connection with recent acquisitions.

Summary of quarterly results - years ended December 31, 2021 and 2020
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2021
Revenues	$711,066	$831,630	$849,431	$856,945	$3,249,072
Operating earnings	33,882	61,383	61,527	44,850	201,642
Net earnings	23,843	44,020	52,872	35,395	156,130
Net earnings per share:
Basic	0.50	0.84	1.04	0.71	3.08
Diluted	0.50	0.83	1.03	0.70	3.05

Year ended December 31, 2020
Revenues	$633,831	$621,597	$741,932	$775,055	$2,772,415
Operating earnings	15,984	44,903	59,130	49,395	169,412
Net earnings	5,780	29,917	40,966	32,927	109,590
Net earnings per share:
Basic	0.13	0.64	0.76	0.51	2.04
Diluted	0.13	0.64	0.75	0.50	2.02

Other data
Adjusted EBITDA - 2021	$59,795	$89,853	$94,196	$83,532	$327,376
Adjusted EBITDA - 2020	43,865	71,231	88,732	79,894	283,722
Adjusted EPS - 2021	0.66	1.21	1.50	1.21	4.57
Adjusted EPS - 2020	0.37	0.86	1.19	1.02	3.46

Operating outlook

We are committed to a long-term growth strategy that includes average annual organic revenue growth in the mid-single digit range, combined with tuck-under acquisitions within each of our service platforms, resulting in targeted average annual growth in revenues of 10% or higher. We are targeting some incremental operating leverage and modestly higher growth rates for operating earnings. Economic conditions will negatively or positively impact these target growth rates in any given year. The outlook for 2022 is provided having regard to the current state of the COVID-19 pandemic and its impact on the economy and assumes a moderating impact of the negative effects of the pandemic in comparison to those experienced in 2021. To the extent the pandemic environment is the same as or worse than last year, our 2022 revenue and earnings outlook would be tempered.

In our FirstService Residential segment, revenues are expected to increase at a mid-single digit percentage organic growth rate in 2022 primarily from new business wins, as well as increases in labour-related services. Any additional tuck-under acquisitions will augment organic growth. Operating margins for 2022 are expected to be in-line with 2021.

Our FirstService Brands segment is expected to generate mid to high-single digit percentage organic revenue growth in 2022 primarily from growth of our company-owned operations. Our organic growth at First Onsite in any given year is dependent on some degree of weather-driven claims activity, which can be unpredictable given the uncertainty of weather patterns. Tuck-under acquisitions within our company-owned operations, particularly at First Onsite and Century Fire, will add to organic growth. Operating margins are expected to remain in-line with 2021, unless influenced by further acquisitions of businesses with different margin profiles.

The foregoing contains forward-looking statements, and readers should refer to “Forward-looking statements and risks” below regarding our cautions relating to these forward-looking statements and the material risk factors that could cause actual results to differ materially from these forward-looking statements. The above forward-looking statements are made on the assumption that general economic conditions and the conduct of the Company’s businesses remain as they exist on the date hereof, with none of the material risk factors (as noted under “Forward-looking statements and risks” below) occurring during 2022.

Seasonality and quarterly fluctuations

Certain segments of the Company’s operations are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

FirstService Residential generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned. FirstService Brands includes certain franchise operations, which generate the majority of their revenues during the second and third quarters, and restoration operations, which are influenced by weather patterns that historically have resulted in higher revenues and earnings in the third and fourth quarters.

Liquidity and capital resources

The Company generated cash flow from operating activities of $167.3 million for the year ended December 31, 2021, relative to $291.8 million in the prior year. Operating cash flow, before the impact of working capital, was favourably impacted by strong profitability at both of our segments. Increases in non-cash working capital to support growth across our operations, particularly in our FirstService Brands segment, resulted in a year-over-year decline in operating cash flow after working capital. The prior year operating cash flow also benefited from COVID-related payroll tax deferrals which were paid in the current year, and therefore resulted in a negative impact to operating cash flow in 2021. We believe that cash from operations and other existing resources, including our revolving credit facility described below, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

In February 2022, we entered into a second amended and restated credit agreement providing for a $1 billion revolving credit facility on an unsecured basis. The maturity date of the revolving credit facility is February 2027. The new revolving credit facility bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios. The current revolving credit facility replaced our previous $450 million revolving credit facility and $440 million term loan (drawn in a single advance) that were set to mature in January 2023 and June 2024, respectively. The new revolving credit facility was used to repay the remaining term loan balance of $407 million under the prior credit agreement, and will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions.

We have outstanding $120 million of senior secured notes bearing interest at a rate of 3.84% to 4.84%, depending on leverage ratios. As of December 31, 2021, the current interest rate is 3.84%. The senior secured notes are due on January 16, 2025, with five annual equal repayments which began on January 16, 2021.

During 2021, we invested cash in acquisitions as follows: an aggregate of $163.2 million (net of cash acquired) in eighteen new business acquisitions, $25.5 million in contingent consideration payments related to previously completed acquisitions, and $7.9 million in acquisitions of redeemable non-controlling interests (“RNCI”).

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $32.3 million as at December 31, 2021 (December 31, 2020 - $24.1 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to December 2023. We estimate that a majority of the contingent consideration outstanding as of December 31, 2021 will ultimately be paid.

Capital expenditures for the year were $58.2 million (2020 - $39.4 million), which consisted primarily of service vehicle fleet replacements and additions in the FirstService Brands segment, as well as information technology system and hardware investments in both of our operating segments.

Net indebtedness as at December 31, 2021 was $487.1 million, versus $405.3 million at December 31, 2020. Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents. We were in compliance with the covenants contained in our credit agreement and the agreement governing our senior secured notes as at December 31, 2021 and we expect to remain in compliance with such covenants going forward.

The Company declared common share dividends totalling $0.73 per share during 2021, with $0.7125 paid in cash during the year and $0.1825 paid in January 2022. In February 2022, our Board of Directors approved an increase to our dividend such that, commencing with the quarter ended March 31, 2022, the quarterly dividend would be US$0.2025 (a rate of US$0.81 per annum). The Company’s policy is to pay quarterly dividends on its common shares in the future, subject to the discretion of our Board of Directors.

During the year we distributed $9.2 million (2020 - $5.1 million) to non-controlling shareholders of subsidiaries, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.

The following table summarizes our contractual obligations as at December 31, 2021:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$641,348	$52,621	$558,727	$30,000	$-
Interest on long term debt	32,245	14,033	17,627	585	-
Capital lease obligations	11,456	4,820	5,552	1,084	-
Contingent acquisition consideration	32,346	7,491	24,855	-	-
Operating leases	183,463	52,322	71,024	37,289	22,828

Total contractual obligations	$900,858	$131,287	$677,785	$68,958	$22,828

At December 31, 2021, we had commercial commitments totaling $17.1 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at an interest rate of 3.84%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be. The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	December 31	December 31
(in thousands of US$)	2021	2020

FirstService Residential	$63,638	$60,316
FirstService Brands	151,505	128,215
	$215,143	$188,531

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2021, the RNCI recorded on the balance sheet was $219.1 million. The purchase prices of the RNCI may be paid in cash or in common shares of FirstService. If all RNCI were redeemed in cash, the pro forma estimated accretion to net earnings per share for 2021 would be $0.38, and the accretion to Adjusted EPS would be $0.08.

Stock-based compensation expense

One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate. The equity owned by senior management takes the form of stock, stock options or notional value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP. The amount of expense recognized with respect to stock options is determined for the Company plan by allocating the grant-date fair value of each option over the expected term of the option. The amount of expense recognized with respect to the notional value appreciation plans is re-measured quarterly.

Critical accounting estimates

Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified three critical accounting estimates: determination of fair values of assets acquired and liabilities assumed in business combinations, impairment testing of the carrying value of goodwill, and the collectability of accounts receivable.

The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and judgment by management, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships and the discount rates, different amounts of intangible assets and related amortization could be reported.

Impairment of goodwill is tested at the reporting unit level. The Company has seven reporting units determined with reference to business segment, customer type, service delivery model and geography. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount, then a goodwill impairment test is performed. A quantitative goodwill impairment test is performed by comparing the fair value of each reporting unit to its carrying value, including goodwill. Fair value is estimated using a market multiple method, which estimates market multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) for comparable entities with similar operations and economic characteristics. Significant assumptions used in estimating the fair value of each reporting unit include the market multiples of EBITDA. Management used significant judgment in assessing the qualitative factors to be considered in the qualitative goodwill impairment assessment, including the financial performance of a reporting unit, changes in the business and economic environment, or declines in the market value of the Company’s own shares.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance would increase bad debt expense by $1.4 million.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “Adjusted EBITDA” and “Adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2021	2020

Net earnings	$156,130	$109,590
Income tax	52,875	35,865
Other income	(23,399)	(361)
Interest expense, net	16,036	24,318
Operating earnings	201,642	169,412
Depreciation and amortization	98,965	98,382
Acquisition-related items	12,023	4,300
Stock-based compensation expense	14,746	11,628
Adjusted EBITDA	$327,376	$283,722

A reconciliation of segment operating earnings to Adjusted EBITDA related to segments appears below.

(in thousands of US$)

2021	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$127,297	$106,579	$(32,234)
Depreciation and amortization	28,470	70,404	91
Acquisition-related items	951	10,899	173
Stock-based compensation expense	-	-	14,746
Adjusted EBITDA	$156,718	$187,882	$(17,224)

2020	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$112,555	$78,786	$(21,929)
Depreciation and amortization	26,846	71,442	94
Acquisition-related items	(977)	4,872	405
Stock-based compensation expense	-	-	11,628
Adjusted EBITDA	$138,424	$155,100	$(9,802)

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings per common share to Adjusted EPS appears below.

	Year ended
(in US$)	December 31
	2021	2020

Diluted net earnings per share	$3.05	$2.02
Non-controlling interest redemption increment	0.30	0.37
Acquisition-related items	0.26	0.10
Amortization of intangible assets, net of tax	0.71	0.77
Stock-based compensation expense, net of tax	0.25	0.20
Adjusted EPS	$4.57	$3.46

We believe that the presentation of Adjusted EBITDA and Adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and Adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Off-balance sheet arrangements

The Company does not believe that it has off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2021 was $4.4 million (2020 - $2.8 million). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2021, the Company had $1.8 million of loans receivable from minority shareholders (December 31, 2020 - $2.4 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on market rates plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of common shares. The holders of common shares are entitled to one vote in respect of each common share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 44,192,531 common shares. In addition, as at the date hereof 2,351,535 common shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2021. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded eighteen entities acquired by the Company during the 2021 fiscal year from our assessment of internal control over financial reporting as at December 31, 2021. The total assets and total revenues of the eighteen majority-owned entities represent 1.6% and 2.4%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2021.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2021, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2021, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report dated March 3, 2022 which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2021.

Changes in internal control over financial reporting

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

FirstService is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, FirstService records the minimum amount in the range. FirstService does not provision for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provisioned for when reasonably determinable.

As of March 3, 2022, there are no claims outstanding for which FirstService has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made.

Market risk of financial instruments

FirstService is engaged in operating and financing activities that generate risk in three primary areas as set out below. See Note 19 to the Consolidated Financial Statements for additional information regarding these risks. FirstService’s overall risk management program and business practices seek to minimize any potential adverse effects on FirstService’s financial performance. Risk management is carried out by the senior management team and is reviewed by FirstService’s board of directors.

For an understanding of other potential risks, including non-financial risks, see the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2021 available on SEDAR at www.sedar.com, which is also included in the Company’s Annual Report on Form 40-F available on EDGAR at www.sec.gov.

Foreign exchange

FirstService is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. A majority of FirstService’s revenues in fiscal 2021 were transacted in U.S. dollars. A portion of FirstService’s revenues were denominated in Canadian dollars, which results in foreign currency exposure related to fluctuations between the Canadian and U.S. dollars. FirstService’s head office expenses are incurred in Canadian dollars, which is hedged by Canadian dollar denominated revenue. As an additional part of its risk management strategy, FirstService maintains net monetary asset and/or liability balances in foreign currencies and may engage in foreign currency hedging activities using financial instruments, including currency forward contracts and currency options. FirstService does not use financial instruments for speculative purposes. As at the date of this MD&A, FirstService does not have any such financial instruments.

FirstService’s credit agreement allows FirstService to borrow under its revolving credit facility in Canadian and U.S. dollars. To mitigate any foreign exchange risk related to its Canadian dollar denominated debt, FirstService may from time to time enter into forward foreign exchange contracts to sell Canadian dollars in an amount equal to the principal amount of its Canadian dollar denominated borrowings. As at the date of this MD&A, FirstService does not have any such foreign exchange contracts.

Interest rate

FirstService has no significant interest-bearing assets. FirstService’s income and operating cash flows are substantially independent of changes in market interest rates.

FirstService’s primary interest rate risk arises from its long-term debt under its credit agreement and senior secured notes. FirstService manages its exposure to changes in interest rates by using a combination of fixed and variable rate debt, varying lengths of terms to achieve the desired proportion of variable and fixed rate debt and, from time to time, may enter into hedging/interest rate swap contracts. Fluctuations in interest rates affect the fair value of any hedging/interest rate swap contracts as their value depends on the prevailing market interest rate. Hedging/interest rate swap contracts are monitored on a monthly basis. As of the date of this MD&A, we have one interest swap in place to exchange the floating interest rate on $100 million of debt under our credit agreement for a fixed rate. An increase (or decrease) in interest rates by 1% would result in a $0.3 million increase (or decrease) in annual interest expense under the credit facility contained in FirstService’s credit agreement.

Credit risk

Credit risk refers to the risk of losses due to failure of FirstService’s customers or other counterparties to meet their payment obligations. Credit risk also arises from deposits with banks. Credit risk with respect to the customer receivables are limited due to the large number of entities comprising FirstService’s customer base and their dispersion across many different service lines. Credit risk with respect to deposits is limited by the use of multiple large and reputable banks.

Public Health Crisis

FirstService’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises beyond our control, including current or future waves of the COVID-19 outbreak. Many governments may declare that an outbreak, or one or more waves or an outbreak, constitutes an emergency in their jurisdictions. Reactions to the spread of an outbreak, or the worsening of an outbreak from time to time, may lead to, among other things, significant restrictions on travel, business closures, quarantines, social distancing and other containment measures and a general reduction in consumer activity. While these effects may be temporary, the duration of any business disruptions and related financial impact cannot be reasonably estimated, and may be instituted, terminated and re-instituted from time to time as an outbreak worsens or waves of an outbreak occur from time to time.

Such public health crises can also result in volatility and disruptions in the supply and demand for various products and services, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect interest rates, credit ratings, credit risk and inflation. The risks to FirstService of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2021 available on SEDAR at www.sedar.com, which is also included in the Company’s Annual Report on Form 40-F available on EDGAR at www.sec.gov:

●	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
●	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
●	Extreme weather conditions impacting demand for our services or our ability to perform those services.
●	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
●	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
●	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
●	Competition in the markets served by the Company.
●	Labour shortages or increases in wage and benefit costs.
●	The effects of changes in interest rates on our cost of borrowing.
●	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
●	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
●	Changes in the frequency or severity of insurance incidents relative to our historical experience.
●	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
●	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
●	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
●	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
●	A decline in our performance impacting our ability to pay dividends on our common shares.
●	Risks arising from any regulatory review and litigation.
●	Risks associated with intellectual property and other proprietary rights that are material to our business.
●	Disruptions or security failures in our information technology systems.
●	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
●	Performance in our commercial and large loss property restoration business.
●	Volatility of the market price of our common shares.

●	Potential future dilution to the holders of our common shares.
●	Risks related to our qualification as a foreign private issuer.
●	Public health crisis, including COVID-19.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.